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L. Hunter Rost, Jr.
(615) 850-8958
hunter.rost@wallerlaw.com
October 24, 2007
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Protherics PLC
Form 20-F for fiscal year ended March 31, 2007
File No. 000-51463
Dear Mr. Rosenberg:
     On behalf of Protherics PLC (the “Company”), we are writing to advise you that the Company has received your reply, dated October 17, 2007, to its letter dated September 27, 2007, responding to the Staff’s comments contained in your letter of August 29, 2007. The Staff requests additional information in connection with the above filing to be provided within 10 business days from the date of the reply. The Company will need additional time to gather the requested information and will provide its response on or before November 16, 2007.
     Please do not hesitate to contact me at 615/850-8958 if you have any questions or need additional information.
Sincerely yours,
/s/ Hunter Rost
Hunter Rost
LHR/kt
cc:       Andrew J. Heath, M.D., Ph.D.